

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2012

<u>Via E-mail</u>
Steven J. Douglas
Chief Financial Officer
Brookfield Property Partners L.P.
Three World Financial Center
11th Floor
New York, NY 10281-1021

      Re: Brookfield Property Partners L.P.
             Amendment No. 2 to Registration Statement on Form 20-F
             Filed August 6, 2012
             File No. 001-35505

Dear Mr. Douglas:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Competitive Strengths, pages 41 – 42</u>

1.   We note your projected pro forma cash flow information for the remainder of 2012 assuming completion of the reorganization and spin off in the third quarter and the full year ended December 31, 2013. Please tell us the basis for your estimates; address each type of cash flow separately. Clarify if the estimates are based on historical amounts and tell us the significant assumptions you are relying upon. In particular, we note that the most significant cash inflow is from asset sales of direct investments; it is unclear to us why it is appropriate to include this and how you are able to project asset sales.

<u>Organizational Chart, page 59</u>

2.   We note your revision in response to comment 7 of our comment letter dated July 12, 2012. We are unable to read the chart. Please revise the chart to make it legible. In

addition, please highlight the registrant and its ownership percentage in the property partnership.

Performance Measures, pages 66 – 67

3.   We note that you define FFO based on the NAREIT definition and that you discuss the differences between the two definitions in your disclosures on pages 3 and 66. Please further clarify what the "certain other non-cash items" are that may be excluded from your FFO measure and clarify if there are any such items in the years presented. Also, please revise the title of the measure (i.e. "adjusted FFO") to highlight the variations from the industry-recognized NAREIT defined measure.

Operating Results – Office, page 87

4.   We note your disclosure beginning on page 89 that you use in-place net rents for your office segment and calculate this as an annualized amount of cash rent receivable from leases on a per square foot basis including tenant expense reimbursements, less operating expenses being incurred for that space, but excluding the impact of straight-lining rent escalations or amortizations of free rent periods. Please revise your disclosure on pages 46 and 90 to provide average effective rent that reflects free rent periods or concessions.

Reconciliation of Performance Measures to IFRS Measures, pages 108-112

5.   We continue to consider your presentation of the proportionate balance sheet and income statement financial information beginning on page 110.

Commercial Property Operations and Brookfield Asset Management Inc. – Carve-out Statements of Income (Loss), page F-5

6.   We continue to consider your presentation of property net operating income on the face of the carve-out statements of income (loss).

Note 5: Investment Properties, page F-19

7.   We note that the external valuations obtained for your investment properties are primarily prepared in connection with financing transactions or pursuant to contracts with co-investors. Also, we note that although you consider these valuations, you state that you do not base your determination of fair value of your investment properties on these valuations. In light of this, please revise your disclosure to state that none of your investment property was valued based on external valuations, if true, in accordance with paragraph 75(e) of IAS 40, or expand your disclosure to discuss the significant adjustments, if any, made to the valuations to determine the fair values for financial statement purposes and provide a reconciliation in accordance with paragraph 77 of IAS 40.

Schedule III – Supplemental Schedule of Investment Property Information, page F-42

8.   We note that you do not believe that the date of construction is relevant in the context of investment properties measured at fair value under IAS 40; however, we continue to believe that this information is meaningful, and it is a form requirement. Please revise to include a column disclosing weighted average year of construction.

Unaudited Pro-Forma Financial Statements

9.   Please revise to include pro forma per share data. See Article 11 of Regulation S-X for reference.

Note 4 – Pro-Forma Adjustments

(d) Partnership Equity, page PF-10

10.   We continue to consider your analysis regarding non-controlling interest.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or Jennifer Gowetski, Senior Counsel, at (202) 551-3401 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief